

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2023

John Xu
President and Chief Executive Officer
Maison Solutions Inc.
127 N Garfield Ave
Monterey Park, CA 91754

> **Re: Maison Solutions Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 4, 2023**
> **CIK No. 0001892292**

Dear John Xu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted May 4, 2023

Risk Factors, page 15

1. Please add a new, separate risk factor to address the risks associated with your current default under the terms of your loan with American First National Bank. In this regard, we note the discussion of the default as an example in your existing risk factor disclosure on page 16 about how the terms of your financing arrangements could restrict your operations. Please also update accordingly your Risk Factor Summary beginning page 7.

Capitalization, page 43

2. Please update your capitalization and dilution information to January 31, 2023.

<u>Change in Registrant's Certifying Accountant, page 115</u>

3.   Please state whether the former accountant resigned, declined to stand for re-election or was dismissed and the date thereof. Refer to Item 304(a)(1)(i) of Regulation S-K.

    You may contact Aamira Chaudhry at 202-551-3389 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Mark Y Liu